SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated March 17, 2020	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: March 18, 2020

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for

First Quarter Fiscal Year 2020

- First Quarter 2020 Net Revenue Up 20.6% Year-Over-Year to $51.4 Million -

- First Quarter 2020 Gross Profit Up 51.6% Year-Over-Year to $25.8 Million -

- First Quarter 2020 Operating Income was $2.1 Million, Compared with Operating Loss of $2.2 Million in the Prior Year Period -

- Declares a Special Cash Dividend of $0.145 per Ordinary Share or $0.58 per ADS -

BEIJING —March 17, 2020— China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the first quarter of fiscal year 2020 ended December 31, 2019.

First Quarter Fiscal 2020 Financial and Operational Highlights

•	Net revenue increased by 20.6% to $51.4 million from $42.6 million in the prior year period.

•	Total course enrollments were 1,310,000, an increase of 2.0% from the first quarter of fiscal 2019.

•	Cash receipts from online course registration were $68.9 million, a 13.9% increase from the first quarter of fiscal 2019.

•	Gross profit increased by 51.6% to $25.8 million from $17.0 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 51.4% to $25.8 million from $17.0 million in the prior year period.

•	Gross margin was 50.2%, compared with 39.9% in the prior year period. Non-GAAP1 gross margin was 50.2%, compared with 40.0% in the prior year period.

•	Operating income was $2.1 million, compared with operating loss of $2.2 million in the prior year period.

•	Non-GAAP[1] operating income was $2.6 million, compared with non-GAAP[1] operating loss of $1.7 million in the prior year period.

•	Net loss attributable to CDEL was $1.7 million, compared with net income attributable to CDEL of $1.9 million in the prior year period.

•	Non-GAAP[1] net loss attributable to CDEL was $1.2 million, compared with non- GAAP[1] net income attributable to CDEL of $2.4 million in the prior year period.

•

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to CDEL were both $0.051, compared with basic and diluted net income per ADS attributable to CDEL of $0.057 for the first quarter of fiscal 2019. Each ADS represents four ordinary shares.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•

Basic and diluted non-GAAP[1] net loss per ADS attributable to CDEL were both $0.036, compared with basic and diluted non-GAAP[1] net income per ADS attributable to CDEL of $0.073 and $0.072, respectively, for the first quarter of fiscal 2019.

•	Cash flow from operations decreased by 15.6% to $22.5 million from $26.6 million in the first quarter of fiscal 2019.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “In the first quarter of fiscal 2020, we achieved net revenue growth of 20.6% year-over-year, driven by continued strength from our industry-leading accounting vertical, as well as strong revenue growth from our healthcare vertical. With our superior and broad portfolio of course offerings across our four key industry verticals—accounting, healthcare, engineering & construction (E&C), and legal, we remain at the forefront of professional online education, helping students achieve positive learning outcomes as they seek to advance in their chosen careers.”

Mr. Zhu continued, “To join in the fight against the COVID-19 outbreak, CDEL has taken prompt action to support our students across China. Toward the end of January, CDEL began offering free online courses covering popular professional examination categories to students in Hubei province, the epicenter of the epidemic, and offered significant discounts for certain online exam preparation courses to students outside of Hubei. We are also collaborating with the Ministry of Education and government-sponsored educational platforms by providing complimentary access to online college-related courses as well as professional education courses.”

Mr. Zhu concluded, “As a leading provider of online education in China with a firm commitment to social responsibility, we are determined to leverage our best-of-breed educational content and technological strength to help students overcome this challenging time. With our comprehensive lifelong learning ecosystem, we are uniquely positioned to serve a broader student demographic, as online education becomes a more widely sought after learning modality. We are dedicated to being the partner of choice for our students on their lifelong learning journey of self-advancement.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, added, “We are pleased to report improvement in operating profitability in our first fiscal quarter, driven by healthy top-line growth and effective control over operating expenses.”

Mr. Marostica, continued, “As a result of our response to the COVID-19 outbreak, enrollments in our online exam preparation courses, including discounted and free enrollments, have increased dramatically since the end of January 2020. This development demonstrates our commitment to our students across China, as well as our ability to scale our online learning platform and serve a significantly larger student audience. While we expect our efforts to support students during the COVID-19 outbreak will negatively impact near-term revenue growth, we will strive to maintain operating efficiency while balancing our growth and profitability.”

Dividend

The Company today announced that its Board of Directors has declared a special cash dividend of $0.145 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on March 31, 2020.

Holders of American Depositary Shares (“ADS”), each representing four ordinary shares of CDEL, are accordingly entitled to a cash dividend of $0.58 per ADS. The depository, Deutsche Bank Trust Company Americas, will charge a fee of $0.02 per ADS when the dividends are distributed on or about April 24, 2020.

Subject to the Company’s ongoing financial performance, cash position, budget and business plan, and market conditions, the Company’s Board of Directors will, on a yearly basis, consider paying a dividend.

First Quarter Fiscal 2020 Financial Results

Net Revenue. Total net revenue increased by 20.6% to $51.4 million in the first quarter of fiscal 2020 from $42.6 million in the first quarter of fiscal 2019. Net revenue from online education services, books and reference materials, and other sources contributed 67.1%, 8.5% and 24.4%, respectively, of total net revenues for the first quarter of fiscal 2020.

Online education services. Net revenue from online education services increased by 37.9% to $34.5 million in the first quarter of fiscal 2020 from $25.0 million in the first quarter of fiscal 2019, mainly due to strong revenue growth from the accounting and healthcare verticals.

Books and reference materials. Net revenue from books and reference materials decreased by 31.9% to $4.4 million in the first quarter of fiscal 2020 from $6.4 million in the first quarter of fiscal 2019, mainly due to lower book sale revenue from the Legal Professional Qualification Examination contributed by Beijing Ruida. Because the results of the objective test of the 2019 Legal Professional Qualification Examination were released in early September 2019, approximately three weeks earlier compared with 2018, almost all of the books purchased for the subsequent subjective test were delivered to students earlier in the fourth quarter of fiscal 2019. Correspondingly, the associated book sale revenue was recognized earlier in the fourth quarter of fiscal 2019 as well.

Others. Net revenue from other sources increased by 12.1% to $12.5 million in the first quarter of fiscal 2020 from $11.2 million in the first quarter of fiscal 2019, primarily due to the increase in offline training revenue from the Legal Professional Qualification Examination contributed by Beijing Ruida, and the increase in revenue from the sale of learning simulation software, partially offset by the decrease in revenue from the “Tax School Program,” which the Company disposed in the first quarter of fiscal 2019.

Cost of Sales. Cost of sales remained flat at $25.6 million in the first quarter of fiscal 2020, compared with the first quarter of fiscal 2019. Non-GAAP1 cost of sales increased by 0.1% to $25.6 million in the first quarter of fiscal 2020, from $25.6 million in the first quarter of fiscal 2019. The increase in lecture fees, cost of books and reference materials, and other miscellaneous expenses was offset mainly by the decrease in salaries and related expenses, and rental and related expenses.

Gross Profit and Gross Margin. Gross profit was $25.8 million in the first quarter of fiscal 2020, up 51.6% from $17.0 million in the prior year period. Non-GAAP1 gross profit was $25.8 million, increasing by 51.4% from $17.0 million in the prior year period. Gross margin was 50.2% in the first quarter of fiscal 2020, compared with 39.9% in the first quarter of fiscal 2019. Non-GAAP1 gross margin was 50.2% in the first quarter of fiscal 2020, compared with 40.0% in the first quarter of fiscal 2019.

Operating Expenses. Total operating expenses increased by 18.8% to $24.7 million in the first quarter of fiscal 2020, from $20.8 million in the prior year period. Non-GAAP1 total operating expenses increased by 19.1% to $24.2 million in the first quarter of fiscal 2020, from $20.3 million in the prior year period.

Selling expenses. Selling expenses increased by 32.4% to $19.2 million in the first quarter of fiscal 2020 from $14.5 million in the prior year period. Non-GAAP1 selling expenses increased by 32.4% to $19.2 million in the first quarter of fiscal 2020, from $14.5 million in the prior year period. The increase was primarily driven by higher advertising and promotional expenses, the increase in commission to agents, salaries and related expenses, and rental and related expenses.

General and administrative expenses. General and administrative expenses decreased by 12.1% to $5.6 million in the first quarter of fiscal 2020 from $6.3 million in the prior year period. Non-GAAP1 general and administrative expenses decreased by 13.9% to $5.0 million in the first quarter of fiscal 2020, from $5.9 million in the prior year period. The decrease was mainly due to the lower provision for doubtful debts compared with the prior year period.

Income Tax Benefit (Expenses). Income tax benefit was $34,000 in the first quarter of fiscal 2020, compared with income tax expenses of $1.0 million in the prior year period, primarily due to the taxable loss in the first quarter of fiscal 2020.

Net Income (Loss) Attributable to CDEL. As a result of the foregoing, net loss attributable to CDEL was $1.7 million in the first quarter of fiscal 2020, compared with net income attributable to CDEL of $1.9 million in the prior year period. Non-GAAP1 net loss attributable to CDEL was $1.2 million in the first quarter of fiscal 2020, compared with non-GAAP1 net income attributable to CDEL of $2.4 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 15.6% to $22.5 million in the first quarter of fiscal 2020 from $26.6 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the first quarter of fiscal 2020. The decrease in accounts receivable, and the increase in accrued expenses and other liabilities, deferred revenue, and refundable fees also contributed to the operating cash inflow. The operating cash inflow was partially offset by the increase in inventories, prepayments and other current assets, and the decrease in lease liability, income tax payable, and deferred tax liabilities.

Cash and Cash Equivalents, Term Deposits, Restricted Cash and Short-term Investments. Cash and cash equivalents, term deposits, restricted cash and short-term investments as of December 31, 2019 increased by 13.5% to $145.9 million from $128.5 million as of September 30, 2019, mainly due to the operating cash inflow generated in the first quarter of fiscal 2020. The sale proceeds of $0.8 million from the disposal of an investment also contributed to the increase in cash. The increase was partially offset by (i) the repayment of offshore loans of $11.0 million and (ii) the capital expenditure of $0.9 million.

New Accounting Standard

The Company adopted the new lease accounting standard (ASC 842) on October 1, 2019, using the modified retrospective transition method resulting in the recording of operating lease right-of-use assets of $35.8 million and operating lease liabilities of $33.4 million on the balance sheet of the first quarter of fiscal 2020. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have a material effect on the consolidated statements of operations.

Outlook

For the second quarter of fiscal 2020, the Company expects to generate total net revenue in the range of $41.9 million to $43.8 million, representing year-over-year growth of approximately 8% to 13%.

For fiscal year 2020, the Company expects to generate total net revenues in the range of $239.4 million to $250.0 million, representing year-over-year growth of approximately 13% to 18%. The Company’s prior fiscal 2020 full-year total revenue guidance range was $254.2 million to $264.8 million.

The above guidance reflects the Company’s current and preliminary view, which is subject to change, particularly in consideration of uncertainties related to the COVID-19 outbreak, among others.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Wednesday, March 18, 2020 (8:00 p.m. Beijing Time on Wednesday, March 18, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US Toll Free: +1-866-519-4004

International: +65-6713-5090

Mainland China: 400-620-8038

Hong Kong, China: +852-3018-6771

United Kingdom: +44-203-6214-779

Passcode: CDEL or DL

A telephone replay will be available two hours after the call until March 25, 2020 by dialing:

US Toll Free: +1-855-452-5696

International: +61-2-8199-0299

Mainland China: 400-632-2162

Hong Kong, China: 800-963-117

United Kingdom: 0808-234-0072

Replay Passcode: 2596754

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, and practical accounting training courses for college students and working professionals. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the second quarter and full fiscal year 2020 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the impact of the COVID-19 outbreak on our businesses, the solutions we adopt to address the outbreak, and the revision of revenue guidance; the anticipated benefits of strategic growth initiatives, including the promotion of the Company’s lifelong learning ecosystem; as well as balancing growth and profitability) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 outbreak, our goals and growth strategies; future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; anticipated benefits of acquisition or disposal of businesses, competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income attributable to CDEL, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin attributable to CDEL, operating margin, gross profit margin, and basic and diluted earnings per ADS and per share attributable to CDEL. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such items may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

In China:

China Distance Education Holdings Limited

Jiao Jiao

Tel: +86-10-8231-9999 ext. 1826

Email: IR@cdeledu.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: dl@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 212-481-2050

Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2019	December 31, 2019
Assets:
Current assets:
Cash and cash equivalents	67,977	92,272
Term deposits	—	7,182
Restricted cash	38,358	21,919
Short-term investments	22,118	24,485
Accounts receivable, net of allowance for doubtful accounts of US$1,427 and US$1,282 as of December 31, 2019 and September 30, 2019, respectively	7,330	6,573
Inventories	4,232	4,641
Prepayment and other current assets	26,732	33,365
Amounts due from related parties	515	1,720
Deferred cost	1,427	1,584

Total current assets	168,689	193,741
Non-current assets:
Property, plant and equipment, net	37,935	42,301
Operating lease right of use asset	—	35,792
Goodwill, net	74,829	76,829
Long term investments	25,379	25,239
Other intangible assets, net	30,113	28,840
Deposit for purchase of non-current assets	4,448	1,878
Deferred tax assets	3,865	3,770
Other non-current assets	10,092	9,229

Total non-current assets	186,661	223,878

Total assets	355,350	417,619

Liabilities and equity:
Current liabilities:
Bank borrowings	38,502	27,664
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$36,539 and US$35,491 as of December 31, 2019 and September 30, 2019, respectively)	38,267	42,098
Amount due to related parties	600	1,227
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$4,744 and US$8,188 as of December 31, 2019 and September 30, 2019, respectively)	10,899	7,677
Deferred revenue, current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$102,058 and US$93,364 as of December 31, 2019 and September 30, 2019, respectively)	94,202	102,831
Refundable fees - current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$323 and US$435 as of December 31, 2019 and September 30, 2019, respectively)	435	323
Operating lease liability - current portion (including operating lease liability of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$6,202 and nil as of December 31, 2019 and September 30, 2019, respectively)	—	6,837

Total current liabilities	182,905	188,657
Non-current liabilities:
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$55,933 and US$33,564 as of December 31, 2019 and September 30, 2019, respectively)	33,564	55,933
Refundable fees - non-current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,283 and US$2,440 as of December 31, 2019 and September 30, 2019, respectively)	2,440	3,283
Deferred tax liabilities	12,695	11,816
Operating lease liability - non-current portion (including operating lease liability of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$25,933 and nil as of December 31, 2019 and September 30, 2019, respectively)	—	26,537

Total non-current liabilities	48,699	97,569

Total liabilities	231,604	286,226

Equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 134,926,877 and 134,210,745 shares issued and outstanding at December 31, 2019 and September 30, 2019, respectively)	13	13
Additional paid-in capital	24,507	25,182
Accumulated other comprehensive loss	(12,357)	(6,525)
Retained earnings	60,668	58,958

Total China Distance Education Holdings Limited shareholder’s equity	72,831	77,628
Noncontrolling interests	50,915	53,765

Total equity	123,746	131,393

Total liabilities and equity	355,350	417,619

China Distance Education Holdings Limited Unaudited Consolidated Statements of Operations (in thousands of US dollars, except number of shares, per share and per ADS data)
	Three Months Ended December 31,
	2018	2019
Sales, net of business tax, value-added tax and related surcharges:
Online education services	25,044	34,523
Books and reference materials	6,404	4,363
Others	11,175	12,525
-Sale of learning simulation software	5,003	6,319
-Business start-up training services	680	977
-Others	5,492	5,229

Total net revenues	42,623	51,411
Cost of sales
Cost of services and others	(22,174)	(21,407)
Cost of tangible goods sold	(3,435)	(4,212)

Total cost of sales	(25,609)	(25,619)
Gross profit	17,014	25,792
Operating expenses
Selling expenses	(14,483)	(19,171)
General and administrative expenses	(6,327)	(5,558)

Total operating expenses	(20,810)	(24,729)
Other operating income	1,623	1,023

Operating (loss)/income	(2,173)	2,086
Interest income	663	647
Interest expense	(793)	(426)
Gain from deconsolidation of a subsidiary	6,869	—
Exchange gain/(loss)	76	(2,465)

Income/(Loss) before income taxes	4,642	(158)
Income tax (expense)/benefit	(952)	34
Gain/(Loss) from equity method investments	279	(114)

Net income/(loss)	3,969	(238)
Net income attributable to noncontrolling interest	(2,057)	(1,473)

Net income/(loss) attributable to China Distance Education Holdings Limited	1,912	(1,711)

Net income/(loss) per share attributable to China Distance Education Holdings Limited:
Net income/(loss) attributable to China Distance Education Holdings Limited shareholders
Basic	0.014	(0.013)
Diluted	0.014	(0.013)
Net income/(loss) per ADS attributable to China Distance Education Holdings Limited:
Net income/(loss) attributable to China Distance Education Holdings Limited shareholders
Basic	0.057	(0.051)
Diluted	0.057	(0.051)
Weighted average shares used in calculating net income/(loss) per share attributable to China Distance Education Holdings Limited:
Basic	132,795,272	133,484,641
Diluted	133,504,788	133,484,641

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2018	2019
	(Unaudited)	(Unaudited)
Cost of sales	25,609	25,619
Share-based compensation expense in cost of sales	23	5
Non-GAAP cost of sales	25,586	25,614
Selling expenses	14,483	19,171
Share-based compensation expense in selling expenses	10	2
Non-GAAP selling expenses	14,473	19,169
General and administrative expenses	6,327	5,558
Share-based compensation expense in general and administrative expenses	473	516
Non-GAAP general and administrative expenses	5,854	5,042
Gross profit	17,014	25,792
Share-based compensation expenses	23	5
Non-GAAP gross profit	17,037	25,797
Gross profit margin	39.9%	50.2%
Non-GAAP gross profit margin	40.0%	50.2%
Operating (loss)/income	(2,173)	2,086
Share-based compensation expenses	506	523
Non-GAAP operating (loss)/income	(1,667)	2,609
Operating margin	(5.1%)	4.1%
Non-GAAP operating margin	(3.9%)	5.1%
Net income/(loss) attributable to CDEL	1,912	(1,711)
Share-based compensation expense	506	523
Non-GAAP net income/(loss) attributable to CDEL	2,418	(1,188)
Net income/(loss) margin attributable to CDEL	4.5%	(3.3%)
Non-GAAP net income/(loss) margin attributable to CDEL	5.7%	(2.3%)
Net income/(loss) per share attributable to CDEL—basic	0.014	(0.013)
Net income/(loss) per share attributable to CDEL—diluted	0.014	(0.013)
Non-GAAP net income/(loss) per share attributable to CDEL—basic	0.018	(0.009)
Non-GAAP net income/(loss) per share attributable to CDEL—diluted	0.018	(0.009)
Net income/(loss) per ADS attributable to CDEL shareholders—basic (note 1)	0.057	(0.051)
Net income/(loss) per ADS attributable to CDEL shareholders—diluted (note 1)	0.057	(0.051)
Non-GAAP net income/(loss) per ADS attributable to CDEL shareholders—basic (note 1)	0.073	(0.036)
Non-GAAP net income/(loss) per ADS attributable to CDEL shareholders—diluted (note 1)	0.072	(0.036)
Weighted average shares used in calculating basic net income/(loss) per share attributable to CDEL	132,795,272	133,484,641
Weighted average shares used in calculating diluted net income /(loss) per share attributable to CDEL	133,504,788	133,484,641
Weighted average shares used in calculating basic non-GAAP net income/(loss) per share attributable to CDEL	132,795,272	133,484,641
Weighted average shares used in calculating diluted non-GAAP net income/(loss) per share attributable to CDEL	133,504,788	133,484,641

Note 1: Each ADS represents four ordinary shares